UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 1-11356

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RADIAN GROUP INC.
1601 Market Street
Philadelphia, PA 19103

RADIAN GROUP INC.
SAVINGS INCENTIVE PLAN
INDEX

Page (s)
Reports of Independent Registered Public Accounting Firms	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	6

Notes to Financial Statements	7

Supplemental Schedule *

Form 5500, Schedule H, Part IV Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2012	16

Signatures	17

Exhibit Index	18

Exhibits:

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm—GRANT THORNTON LLP

Exhibit 23.2—Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP

*
All other schedules required by Section 2520-103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Radian Group Inc. Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Radian Group Inc. Savings Incentive Plan as of December 31, 2012 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Philadelphia, PA
June 28, 2013

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Radian Group Inc. Savings Incentive Plan:

In our opinion, the Statement of Net Assets Available for Benefits as of December 31, 2011 presents fairly, in all material respects, the net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Philadelphia, PA
June 28, 2012

Radian Group Inc. Savings Incentive Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments (at fair value)	$94,847,649	$77,532,215
Receivables:
Employer contributions receivable	908,365	1,487,745
Notes receivable from participants	990,282	1,085,816
Total receivables	1,898,647	2,573,561
Net assets available for benefits at fair value	96,746,296	80,105,776
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(550,239)	(511,206)
Net assets available for benefits	$96,196,057	$79,594,570
The accompanying notes are an integral part of these statements.

Radian Group Inc. Savings Incentive Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

2012
Investment Activity:
Net appreciation in fair value of investments	$13,292,173
Interest	260,292
Dividends	1,959,610
Total investment income	15,512,075
Contributions:
Participants	4,706,836
Employer	3,275,099
Rollover	290,593
Total contributions	8,272,528
Other Additions:
Interest income on notes receivable from participants	44,301
Deductions:
Benefits paid to participants	7,224,921
Administrative expenses	2,496
Total deductions	7,227,417
Net increase in net assets available for benefits	16,601,487
Net assets available for benefits, beginning of year	79,594,570
Net assets available for benefits, end of year	$96,196,057
The accompanying notes are an integral part of this statement.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
A. Plan Description
The following description of the Radian Group Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a complete description of the Plan’s provisions.
General
The Plan is a defined-contribution plan designed to allow eligible employees of Radian Group Inc. (“Radian Group”) and its participating subsidiaries (collectively with Radian Group, the “Company”) to save for their retirement. Each eligible employee may participate in the Plan as of his or her date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Eligible employees may elect to contribute to the Plan on a pretax and/or after-tax (Roth IRA) basis up to 100% of their eligible compensation, subject to limits set pursuant to the Plan (not to exceed the indexed limitations contained in the Internal Revenue Code of 1986 (the “Code”)). These limits were $17,000 for 2012 and $16,500 for 2011. Participants who attain age 50 or older before the close of the Plan year (December 31) are entitled to make catch-up contributions in accordance with, and subject to the limitations of, the Code. The maximum catch-up contribution was $5,500 for both 2012 and 2011. Participants may also roll over amounts into the Plan, representing distributions from other qualified retirement plans.
In addition, eligible employees hired after January 1, 2007, are automatically enrolled in the Plan (subject to their right to elect not to participate or to participate at a different contribution level) at a beginning participant contribution rate of 3% of eligible compensation. If a participant is automatically enrolled in the Plan and does not elect to discontinue or change such participant’s contribution rate, such participant’s contribution rate will be automatically increased by one percent each year until the contribution rate reaches 6%. Employees hired prior to January 1, 2007, were not automatically enrolled and participated at their elected deferral percentages.
The Company makes a “matching contribution” with respect to the salary reduction contributions of each participant, up to 6% of a participant’s annual eligible compensation. Matching contributions are contributed (subject to the discretion of the Plan administrator): (i) in cash in accordance with the participants’ current investment elections, except to the extent that a participant has elected to invest all or a portion of his or her matching contribution in the Radian Group Inc. Common Stock Fund (the “Radian Common Stock Fund”); and (ii) in the Company’s common stock, to the extent a participant has elected to invest all or a portion of his or her matching contribution in the Radian Common Stock Fund (subject to the 6% limitation discussed above).
The Company may make discretionary contributions to the Plan in amounts determined annually by the Company’s Board of Directors (the “Board”). Any such contribution may be made in a fixed dollar amount or may be made as a percentage of the Company’s net profits, percentage of a participant’s compensation, or any other method determined by the Board. Discretionary contributions are allocated pro rata among the participant’s investment elections at the time the discretionary contribution is made. The Company did not make any discretionary contributions for the year ended December 31, 2012.
Certain participants who had participated in the Radian Group Inc. Pension Plan (the “Pension Plan”), which was terminated in 2007, were entitled to receive yearly cash “transition credits” (for up to five years commencing with the Plan year beginning January 1, 2007, if they remained active employees during those five years). Those eligible to receive transition credits had to have attained at least five years of service and have been active participants on December 31, 2006. Contributions were equal to a fixed percentage of their base salary, calculated based on a formula that took into account their age and years of completed vested service as of January 1, 2007. Transition credits deposited into the Plan were made in January of the following year. For the year ended December 31, 2011, the final transition credit made to the Plan in 2012 totaled $524,195. The transition credit contributions for each eligible participant were allocated pro rata among the participant’s investment elections at the time the transition credit contribution was made.
Participant Accounts
The Vanguard Group (“TVG”), the record keeper for the Plan, maintains an account in the name of each participant, constituting the sum of such participant’s contributions, Company matching, discretionary and transition credit contributions, rollover contributions and share of the net earnings, losses and expenses of the various investment funds, less any loans and withdrawals. Each participant is entitled to the vested benefit of such participant’s account.

Vesting
Participants are at all times fully vested in: (i) amounts they contribute to the Plan; (ii) amounts received as transition credits, including any earnings on such amounts; (iii) rollover amounts; and (iv) matching contributions.
Discretionary contributions to participants vest upon the completion of three years of eligible service with the Company. Participants also have a 100% non-forfeitable interest in their discretionary contribution amounts upon attainment of normal retirement (age 65), total disability, or death prior to separation from service.
Forfeited Accounts
Participants forfeit any discretionary contributions made to them, and any earnings thereon, that are unvested at the time of their termination of service. As of December 31, 2012 and 2011, forfeited non-vested amounts totaled $6,268 and $8,940, respectively. Employer contributions receivable at December 31, 2012 and 2011 were reduced by these amounts. See Vesting above for information regarding the vesting of discretionary contributions.
Trustee
Vanguard Fiduciary Trust Company (“Vanguard”) serves as trustee (the “Trustee”) for the Plan.
Investment Options
All investments in the Plan are participant-directed. Employee and employer contributions are allocated pro rata among the investment elections that have been selected by the participant at the time the contribution is made. If a participant does not select an investment election, the initial employee and/or employer contribution will be made to the default fund, which is a Target Retirement Fund, based on the participant’s anticipated retirement date. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. Participants may change their deferral percentage and investment selection for future contributions on any business day. Changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Participants may transfer part or all of their existing account balances among funds in the Plan at any time. Participants are permitted to make transfers out of the Radian Common Stock Fund and into any other investment option available under the Plan at any time, subject to compliance with the Company’s Policy Regarding Securities Trading. Generally, under ordinary market conditions, all common collective trust positions provide daily market liquidity to Plan participants and the Plan. The Plan invests in TVG Retirement Savings Trust, a common collective trust, in which participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the common collective trust, TVG reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. See Note G below.
Payment of Benefits and Withdrawals
On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.
Participants are also permitted to make hardship withdrawals in certain cases, as described below. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant’s applicable account. Withdrawals for financial hardship are permitted if they are necessary to satisfy an immediate financial need. A participant must exhaust the possibility of all other withdrawals under the Plan and under all other retirement plans maintained by the Company, including non-taxable loans, before being eligible for a hardship withdrawal. Participants’ deferral contributions must be suspended for a period of six months following a hardship withdrawal.
Participants may also elect in-service withdrawals after reaching age 59-1/2. Rollover account balances may be withdrawn at any time. Minimum required distributions for participants who have reached age 70-1/2 also apply per Internal Revenue Service (“IRS”) regulations.

Notes Receivable from Participants
Eligible participants may borrow from the vested portion of their account balances a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prime rate at the time the loan is originated plus 1%. The rates on existing loans currently range from 4.25% to 9.20%, and loan payments are paid through payroll deductions. The maximum loan period is five years, subject to a limited exception for the purchase of a primary residence where the loan period can be up to 25 years. A participant may have only one loan outstanding at any one time. Outstanding loans are due and payable upon termination of service with the Company.

B. Significant Accounting Policies
Basis of Presentation and Use of Estimates
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the changes therein during the reporting period. Actual results may differ significantly from those estimates.
Investment Valuation and Income Recognition
Participants in the Plan can invest in a variety of funds, including money market funds, registered investment company funds, a common collective trust, and the Radian Common Stock Fund.
The Plan’s investments are stated at fair value. We define fair value as the current amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Plans Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Vanguard. See Note F for a discussion of fair value measurements.
The underlying assets of the common collective trust include traditional investment contracts issued by insurance companies and banks, alternative contracts and short-term investments, and are valued by discounting the related cash flows on yields of similar instruments with comparable duration. In addition, investments in TVG Retirement Savings Trust, a common collective trust, are valued based on the unit value of the trust, which is based on the fair market value of the underlying investments and then adjusted to contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, such as TVG Retirement Savings Trust, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the Statements of Net Assets Available for Benefits present the Plan’s interest in the common collective trust at fair value, and also include an additional line item showing an adjustment from fair value to contract value for the Plan’s interest in the common collective trust relating to fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.
Dividends are recorded on the ex-dividend date and interest income is recorded when earned. Purchases and sales of securities are recorded as of the trade date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as those held during the year.
Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.

Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (the “FASB”) issued an update to the accounting standard regarding fair value measurements and disclosure. This update changes the language used to describe the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments: (i) clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements; and (ii) change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this update do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. We adopted this standard effective January 1, 2012. The adoption of this update did not have a significant impact on our fair value measurements as the Plan has no investments classified as Level III investments. See Note F below.

C. Administration/Termination of the Plan
The Plan administrator is a committee comprised of members of management that are appointed by the Board. The Plan administrator has fiduciary responsibility for the general operation of the Plan. The Company’s Human Resources group is responsible for the administrative duties of the Plan. TVG assists the Company in fulfilling some of the administrative functions of the Plan. The Company does not receive compensation from the Plan for services provided. Certain costs of the Plan are deducted from participants’ accounts, including: (i) brokerage fees and commissions, which are included in the cost of investments and in determining net proceeds on sales of investments; and (ii) investment management fees, which are paid from the assets of the respective funds. Other administrative and operational costs of the Plan for the year ended December 31, 2012, were paid by the Company.
Although the Company has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time. In the event the Plan is terminated, all benefits would become fully vested and non-forfeitable and the net assets of the Plan would be allocated as required by the Plan and in accordance with ERISA.

D. Tax Status
The IRS has determined and informed the Company by letter dated November 7, 2012, that the Plan and related trust is designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Company has amended the Plan since this determination, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Plan administrator believes that the trust underlying the Plan is no longer subject to income tax examinations for years prior to 2009.

E. Investments
Investments representing five percent or more of the fair value of the Plan’s net assets at December 31, 2012 and 2011 were as follows:

2012
Fair Value
TVG Retirement Savings Trust	$11,480,185
Radian Common Stock Fund	10,444,103
TVG Wellington Fund	10,251,507
TVG Morgan Growth Fund	7,148,533
TVG Total Bond Market Index Fund	5,518,783
TVG Target Retirement 2025	5,164,980

2011
Fair Value
TVG Retirement Savings Trust	$11,550,840
TVG Wellington Fund	8,303,203
TVG Morgan Growth Fund	6,665,088
TVG Total Bond Market Index Fund	5,463,759
TVG Target Retirement 2025	4,231,437

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $13,292,173 as follows:

Registered Investment Company Funds	$6,765,908
Radian Common Stock Fund	6,526,265
Total	$13,292,173

F. Fair Value Measurements
We established a fair value hierarchy by prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). The three levels of the fair value hierarchy are described below:

Level I	— Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level II	— Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities; and

Level III	— Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The level of market activity used to determine the fair value hierarchy is based on the availability of observable inputs that market participants would use to price an asset or a liability, including market value price observations. For markets in which inputs are not observable or limited, we use significant judgment and assumptions that a typical market participant would use to evaluate the market price of an asset or liability. Given the level of judgment, another market participant may derive a materially different estimate of fair value. These assets and liabilities are classified in Level III of our fair value hierarchy. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Unrealized gains (losses) from the common collective trust are not included in the Statements of Changes in Net Assets Available for Benefits as the contract is recorded at contract value for purposes of the net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
The Plan evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels I, II or III.
The following are descriptions of our valuation methodologies for assets measured at fair value:
Registered Investment Company Funds—Shares of registered investment company funds are valued at quoted market prices based on the net asset value of shares held by the Plan on the last day of the Plan year (Level I).
Common Stock Fund—The Radian Common Stock Fund is valued at the net asset value of units held by the Plan at year end (Level II); the fund’s underlying investments consist of Radian Group common stock and a money market account.
Common Collective Trust—The common collective trust, with underlying investments in investment contracts, is valued based on the net asset value of units held by the Plan at year end, which is based on the fair market value of the underlying investments (Level II).

The following is a list of assets that are measured at fair value by hierarchy level as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level I	Level II	Level III	Total
Registered Investment Company Funds
Domestic balanced funds	$29,172,680	$—	$—	$29,172,680
Bond funds	8,572,032	—	—	8,572,032
Domestic stock funds	28,751,803	—	—	28,751,803
International stock funds	6,426,846	—	—	6,426,846
Total Registered Investment Company Funds	72,923,361	—	—	72,923,361
Common Stock Fund
Radian Common Stock Fund	—	10,444,103	—	10,444,103
Total Common Stock Fund	—	10,444,103	—	10,444,103
Common Collective Trust Fund:
TVG Retirement Savings Trust	—	11,480,185	—	11,480,185
Total Common Collective Trust Fund	—	11,480,185	—	11,480,185
Total Investments at Fair Value	$72,923,361	$21,924,288	$—	$94,847,649

	Assets at Fair Value as of December 31, 2011
	Level I	Level II	Level III	Total
Registered Investment Company Funds	$62,134,046	$—	$—	$62,134,046
Radian Common Stock Fund	—	3,847,329	—	3,847,329
Common Collective Trust Fund	—	11,550,840	—	11,550,840
Total Investments at Fair Value	$62,134,046	$15,398,169	$—	$77,532,215

The following tables summarize investments measured at fair value based on net asset value per share as of December 31, 2012 and 2011:

	December 31, 2012
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice
Radian Common Stock Fund	$10,444,103	n/a	Daily	Daily
Common Collective Trust Fund	11,480,185	n/a	Daily	Daily*

	December 31, 2011
	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice
Radian Common Stock Fund	$3,847,329	n/a	Daily	Daily
Common Collective Trust Fund	11,550,840	n/a	Daily	Daily*

* If a participant elects to transfer funds directly to TVG Inflation-Protected Securities Fund from the Common Collective Trust, they would need to transfer to these funds to another fund for 90 days first.

G. Investment in TVG Retirement Savings Trust
The Plan is applying the practical expedient as of December 31, 2012 and 2011 to its investment in TVG Retirement Savings Trust, a common collective trust fund. TVG Retirement Savings Trust’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. Participants’ ownership of TVG Retirement Savings Trust is represented as units. Units are issued and redeemed daily at TVG Retirement Savings Trust’s constant net asset value (“NAV”) of $1 per unit. TVG Retirement Savings Trust allows for daily liquidity with no additional days notice required for redemption. It is the policy of TVG Retirement Savings Trust to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that TVG Retirement Savings Trust will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in TVG Retirement Savings Trust at contract value. Contract value represents contributions made to TVG Retirement Savings Trust, plus earnings, less participant withdrawals and administrative expenses. TVG Retirement Savings Trust imposes certain restrictions on the Plan, and TVG Retirement Savings Trust itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes the occurrence of events that would cause TVG Retirement Savings Trust to transact at less than contract value is not probable.
The underlying assets of TVG Retirement Savings Trust primarily include investment contracts that are issued by insurance companies and commercial banks and contracts that are backed by bond trusts and are selected by the Trustee. The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. TVG Retirement Savings Trust is presented in the statements of net assets available for benefits at fair value with an adjustment to contract value.
The contract value of the investment as of December 31, 2012 and 2011 was $10,929,946 and $11,039,635, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The trust consists of both traditional insurance contracts and synthetic investment contracts. The crediting interest rate on traditional contracts is typically fixed for the life of the investment. The crediting rate of synthetic investment contracts resets every quarter based on the performance of the underlying investment portfolio. To the extent that TVG Retirement Savings Trust has unrealized gains and losses (that are accounted for under contract value accounting, through the value of the synthetic contact), the interest crediting rate may differ from then-current market rates. At December 31, 2012, the crediting interest rate was 2.37%. The average yield credited to participants was 2.69% during the year ended December 31, 2012.

H. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Market values of the Plan’s investments may decline for a number of reasons, including among others, changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, and widening of credit spreads.

I. Exempt Party-in-Interest and Related Party Transactions
The Plan permits investments in various investment funds managed by TVG. TVG is the record keeper of the Plan and an affiliate of the Plan’s Trustee. The Plan includes notes receivable from participants. These transactions qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.
In addition, at December 31, 2012 and 2011, the Plan held 3,997,284 and 3,847,329 units, respectively, in the Radian Common Stock Fund, which invests primarily in Radian Group common stock. The Plan held 1,706,688 shares of Radian Group common stock at December 31, 2012, within the Radian Common Stock Fund. The cost basis of the Radian Common Stock Fund was $11,928,102 and $12,465,149 as of December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, the Plan recorded dividend income in the Radian Common Stock Fund of $16,902. Purchases of the Radian Common Stock Fund during the year ended December 31, 2012, were $361,088, including $96,208 in Company matching contributions. Transactions in the Radian Common Stock Fund qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

J. Subsequent Events
We have evaluated all events subsequent to December 31, 2012. There were no subsequent events to report other than as disclosed in Note K.

K. Plan Amendment
On May 22, 2013, the Plan was amended, effective July 1, 2013 or as otherwise indicated, as follows: (1) a participant may make only two hardship withdrawals in any Plan year, and in some cases is permitted only one withdrawal in any Plan year; (2) the Plan administrator may assess reasonable fees for participant loan origination and annual loan maintenance, with such fees to be specified in flat dollar amounts and which do not vary based on the amount of the loan; (3) participant loan repayments will be suspended for a participant’s bona fide leave of absence or 12 months, whichever is less; (4) beneficiary designations are not valid and effective unless and until filed with the Plan administrator; and in the case of a married participant who has designated his spouse as beneficiary, divorce from that spouse shall nullify the beneficiary designation effective as of the date of the divorce, and the participant shall be treated as having no designated beneficiaries under the Plan unless and until a beneficiary election is filed with the Plan administrator; (5) if a participant has no beneficiary, or if the participant’s beneficiary(ies) predecease the participant, or if the beneficiary(ies) cannot be located by the Plan administrator, the interest of the deceased participant shall be paid to the participant’s estate; and (6) to the extent and in the manner provided for in the Plan’s Trust Agreement, each participant will have the right to exercise voting, tender and similar rights with respect to the value of his interest in any investment medium for which such rights may be exercised.

L. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	December 31,
	2012	2011
Statements of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$96,196,057	$79,594,570
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contracts	550,239	511,206
Net assets available for benefits per Form 5500	$96,746,296	$80,105,776

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

December 31, 2012
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements	$16,601,487
Change in adjustment from contract value to fair value for interest in common collective trust relating to fully benefit-responsive investment contracts from December 31, 2011 to December 31, 2012	39,033
Total increase in net assets available for plan benefits per Form 5500	$16,640,520
******

Radian Group Inc. Savings Incentive Plan
Supplemental Schedule
Form 5500, Schedule H, Part IV Line 4i: Schedule of Assets (Held at End of Year)
December 31, 2012
EIN: 23-2691170
Plan # 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	TVG Retirement Savings Trust	Common Collective Trust	**	$11,480,185
*	TVG Wellington Fund	Registered Investment Company	**	10,251,507
*	TVG Morgan Growth Fund	Registered Investment Company	**	7,148,533
*	TVG Total Bd Mkt Indx Fund	Registered Investment Company	**	5,518,783
*	TVG Target Retirement 2025 Fund	Registered Investment Company	**	5,164,980
*	TVG Target Retirement 2035 Fund	Registered Investment Company	**	4,664,549
*	TVG Target Retirement 2015 Fund	Registered Investment Company	**	3,563,027
*	TVG 500 Index Fund	Registered Investment Company	**	3,088,453
*	TVG Growth & Income Fund	Registered Investment Company	**	2,981,373
*	TVG Intl Explorer Fund	Registered Investment Company	**	2,784,266
*	TVG Target Retirement 2045 Fund	Registered Investment Company	**	2,497,339
*	TVG Windsor II Fund Fund	Registered Investment Company	**	2,477,424
*	TVG Mid-Cap Index Fund	Registered Investment Company	**	2,276,789
*	TVG Inflation-Protected Securities	Registered Investment Company	**	2,033,752
*	TVG Growth Equity Fund	Registered Investment Company	**	2,028,518
*	TVG Sm-Cap Index Fund	Registered Investment Company	**	1,802,916
*	TVG Mid-Cap Growth Fund	Registered Investment Company	**	1,208,945
*	TVG Selected Value Fund	Registered Investment Company	**	1,050,410
*	TVG Target Retirement 2030 Fund	Registered Investment Company	**	1,021,079
*	TVG High-Yield Corp Fund	Registered Investment Company	**	1,019,497
*	TVG Target Retirement 2020 Fund	Registered Investment Company	**	794,052
*	TVG Target Retirement Income	Registered Investment Company	**	640,161
*	TVG Strat Equity Fund	Registered Investment Company	**	541,793
*	TVG Target Retirement 2040 Fund	Registered Investment Company	**	447,815
*	TVG Target Retirement 2050 Fund	Registered Investment Company	**	62,807
*	TVG Target Retirement 2010 Fund	Registered Investment Company	**	59,358
*	TVG Target Retirement 2055 Fund	Registered Investment Company	**	5,408
*	TVG Target Retirement 2060 Fund	Registered Investment Company	**	598
*	Radian Common Stock Fund	Common stock units	**	10,444,103
	Columbia Acorn Fund	Registered Investment Company	**	3,077,177
	Oppenheimer Global Fund	Registered Investment Company	**	2,053,258
	Artisan International Fund	Registered Investment Company	**	1,589,321
	Royce Low-Priced Stock Fund	Registered Investment Company	**	1,069,473
	Total Investments at fair value			$94,847,649
	Notes receivable from participants	Interest rates from 4.25% to 9.20%, maturing between 2013 and 2035		$990,282

________________

*	Indicates a party-in-interest to the Plan.

**	Cost is not required to be disclosed for participant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Date:	June 28, 2013	By:	/s/ Anita Scott
Anita Scott
Senior Vice President, Human Resources

Exhibit    Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP

23.2	Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP